EDGE CORPORATE FINANCE, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Total
Balance, December 31, 2014	$ 300,097
Capital distributions	(1,068,000)
Net income	951,296
Balance, December 31, 2015	$ 183,393

See accompanying notes.